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                              June 18, 2024

       Bian Fan
       Chief Executive Officer
       DT Cloud Star Acquisition Corporation
       175 Pearl Street, Floors 1 through 3
       Brooklyn, NY 11201

                                                        Re: DT Cloud Star
Acquisition Corporation
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed June 7, 2024
                                                            File No. 333-278982

       Dear Bian Fan:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Financial Statements, page F-1

   1. Please update your filing to include interim financial statements as of a date no more than
                                                        134 days before the
effective date of the registration statement.
 Bian Fan
DT Cloud Star Acquisition Corporation
June 18, 2024
Page 2

       Please contact William Demarest at 202-551-3432 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Kibum Park at 202-551-6836 or Brigitte Lippmann at 202-551-3713 with any other questions.




                                                         Sincerely,
FirstName LastNameBian Fan
                                                         Division of
Corporation Finance
Comapany NameDT Cloud Star Acquisition Corporation
                                                         Office of Real Estate
& Construction
June 18, 2024 Page 2
cc:       Dan Ouyang, Esq.
FirstName LastName